CLEARSIGHT CAPITAL ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Total
Balance, January 1, 2015	$ 2,658,659
Net income	869,137
Distributions	(2,275,000)
Balance, December 31, 2015	$ 1,252,796

See accompanying notes.